Axelrod, Smith & Kirshbaum

An Association of Professional Corporations

ATTORNEYS AT LAW

5300 Memorial Drive, Suite 700

Houston, Texas 77007-8292

Telephone (713) 861-1996
Robert D. Axelrod, P.C.	Facsimile (713) 552-0202

April 2, 2014

Justin Dobbie

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	Rick’s Cabaret International, Inc.

Registration Statement on Form S-3

Filed March 6, 2014

File No. 333-194343

Response to Comment Letter

Dear Mr. Dobbie,

On behalf of Rick’s Cabaret International, Inc. (the “Company,” “we” and “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-3, filed March 6, 2014. The Staff’s comments were contained in the letter to the Company dated March 26, 2014.

Selling Security Holders, page 12

1.	In response to the Staff’s Comment 1, we confirm that none of the selling security holders who are not natural persons are broker-dealers or affiliates of broker-dealers. We have made corresponding revisions to our disclosure in this section on page 12.

Exhibit 5.1

2.	In response to the Staff’s Comment 2, the final paragraph of the opinion is revised to have counsel consent to being named in the registration statement.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours, /s/ Robert D.Axelrod Robert D. Axelrod

cc:	Ada D. Sarmento (via e-mail: sarmentoa@sec.gov)

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549